UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☐	Liquidation

☑	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Pursuit Asset-Based Income Fund

3.	Securities and Exchange Commission File No.: 811-24051

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☑     Initial Application      ☐       Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Joshua Deringer, Esq,

One Logan Square, Ste 2000

Philadelphia, PA 19103

(215) 988-2959

Kellilyn Greco, Esq.

320 South Canal Street, Suite 3300

Chicago, Illinois 60606

(312) 569-1872

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

(888) 723-1542

(Administrator & Transfer Agent related records)

Pursuit Fund Advisers, LLC
61 Clapboard Ridge Road
Greenwich, CT 06830

(212) 229-6008

(Advisor related records)

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☑	Management company;
☐	Unit investment trust; or
☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐      Open-end      ☑     Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including subadvisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Pursuit Fund Advisers, LLC
61 Clapboard Ridge Road
Greenwich, CT 06830

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Distribution Services, LLC
190 Middle Street, Suite 301
Portland, ME 04101

13.	If the fund is a unit investment trust (“UIT”) provide: N/A

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes	☑ No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☑      Yes      ☐      No

If Yes, state the date on which the board vote took place: September 8, 2026

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐      Yes      ☑     No

If Yes, state the date on which the shareholder vote took place:

If No, explain: Pursuant to Section 9.4 of the Fund's Agreement and Declaration of Trust, the Board of Trustees is authorized to terminate the Fund without shareholder approval. The abandonment of the Fund's registration is part of, and incidental to, the Fund's liquidation and termination pursuant to the Plan of Liquidation approved by the Board of Trustees. Accordingly, shareholder approval was not required in connection with the Fund's liquidation, deregistration, and termination. Section 9.4 provides that the Trustees may terminate the Trust upon completion of the distribution of the remaining proceeds or assets of the Trust. See Exhibit (a)(1) to the Fund's Registration Statement filed with the Securities and Exchange Commission on February 5, 2025.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☐      Yes      ☐      No

(a)	If Yes, list the date(s) on which the fund made those distributions:

(b)	Were the distributions made on the basis of net assets?

☐      Yes      ☐      No

(c)	Were the distributions made pro rata based on share ownership?

☐      Yes      ☐      No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐      Yes      ☐      No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐      Yes      ☐      No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☐      Yes      ☐      No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐      Yes      ☐      No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

☐      Yes      ☐      No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐      Yes      ☐      No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐      Yes      ☐      No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
		(i)	Legal expenses:
		(ii)	Accounting expenses:
		(iii)	Other expenses (list and identify separately):
Due Diligence:
Asset Transfer:
		(iv)	Total expenses (sum of lines (i)-(iii) above):

(b)	How were those expenses allocated?

(c)	Who paid those expenses?

(d)	How did the fund pay for unamortized expenses (if any)?

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐      Yes      ☐      No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐     Yes     ☑     No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☑     Yes     ☐     No

If Yes, describe the nature and extent of those activities:

The Fund intends to rely on section 3(c)(1) of the Investment Company Act of 1940 (the “Act”) and continue operating as a private fund. The Fund currently has less than 100 beneficial owners (within the meaning of section 3(c)(1)) and is not currently making and does not propose to make a further public offering of its securities. Following issuance of the deregistration order, the Fund will be a C-corporation. The Fund expects to transfer certain assets held by its current wholly owned LLC subsidiary (the “Subsidiary”) to the Fund, which will hold those assets directly until they can be liquidated. The Fund’s investors will continue to hold shares of the Fund, and the Subsidiary, which will operate in reliance on section 3(c)(1) of the Act. The Fund has notified, or promptly after receiving the deregistration order requested herein will notify, its beneficial owners that certain legal protections afforded to shareholders of an investment company registered under the Act will no longer apply.

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811________

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Pursuit Asset-Based Income Fund (ii) he is the President and Principal Executive Officer of Pursuit Asset-Based Income Fund and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

Signature	/s/ Paul Ghaffari
By	Paul Ghaffari